

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 16, 2007

Mr. A.J. Verdecchia
Chief Financial Officer
Union Drilling, Inc.
4055 International Plaza, Suite 610
Fort Worth, TX 76109

> **Re:** **Union Drilling, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the quarter ended March 31, 2007**
> **Filed May 9, 2007**
> **File No. 0-51630**

Dear Mr. Verdecchia:

We have limited our review of your filings to those issues we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements and Supplementary Data, page 35

Note 2 – Description of Business and Summary of Significant Accounting Policies, page 43

Income Taxes, page 47

1.   We note your response to prior comment 3, describing the financial statement impact of the adjustments related to the income tax errors pertaining to 2005 and earlier years that were recorded in the year ended December 31, 2006; also clarifying that costs which are not fully deductible for tax purposes were treated as such prior to 2006. Please provide a quantitative analysis of the error, showing the impact on each of the quarters for the year ended December 31, 2005; and for each annual period prior to 2006, rather than limiting your analysis to the cumulative amount in 2005. Also, please tell us when you became aware of the error, how it was detected, and who it was that discovered the error. Please discuss your view on the significance of this being a recurring, rather than an isolated, error, as it relates to your consideration of all qualitative and quantitative factors.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Nasreen Mohammed at (202) 551-3773 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief